Exhibit 99.1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D dated November 28, 2022 (including amendments thereto) with respect to the Common Stock of Natural Gas Services Group, Inc. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated:	January 7, 2026

Hoak Public Equities, L.P. By: Hoak Fund Management, L.P., its general partner By: Hoak & Co., its general partner By: _/s/ J. Hale Hoak_______________ J. Hale Hoak President	Hoak Fund Management, L.P. By: Hoak & Co., its general partner By: _/s/ J. Hale Hoak_______________ J. Hale Hoak President
Hoak & Co. By: _/s/ J. Hale Hoak_______________ J. Hale Hoak President	James M. Hoak By: _/s/ James M. Hoak _________________ James M. Hoak
J. Hale Hoak By: _/s/ J. Hale Hoak_______________ J. Hale Hoak